COMMENTS RECEIVED ON 03/06/2020

FROM EDWARD BARTZ

FIDELITY ADVISOR SERIES I (File Nos. 002-84776 and 811-03785)

Fidelity Advisor Floating Rate High Income Fund

POST-EFFECTIVE AMENDMENT NO. 233

FIDELITY SUMMER STREET TRUST (File Nos. 002-58542 and 811-02737)

Fidelity Series Floating Rate High Income Fund

POST-EFFECTIVE AMENDMENT NO. 175

VARIABLE INSURANCE PRODUCTS FUND (File Nos. 002-75010 and 811-03329)

Floating Rate High Income Portfolio

POST-EFFECTIVE AMENDMENT NO. 89

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we consider whether the expected discontinuation of LIBOR is a principal risk of each fund. If we believe it is not, the Staff requests we explain why. Please tailor any such principal risk to describe how the expected discontinuation of LIBOR could affect each fund’s investments, including how the transition to any successor rate could impact the liquidity and value of investments that reference LIBOR. See the Staff statement on the LIBOR transition from July 12, 2019.

R:

In light of the factors discussed by the SEC staff in its guidance entitled, “Staff Statement on LIBOR Transition,” regarding the impact that the expected discontinuation of LIBOR may have on mutual funds, and “ADI 2019-08 – Improving Principal Risks Disclosure,” regarding the staff’s observations on principal risk disclosures generally, the funds continue to review their disclosures and update them as appropriate. At this time and given each fund’s potential or actual holdings in instruments that reference LIBOR, the continually reducing timeframe within which LIBOR will be discontinued and current market conditions, each fund has determined to add disclosure regarding LIBOR transition risk to its prospectus as part of its annual update. We believe that the risk disclosure being added is appropriate given that the expected impact of the discontinuation is not currently known. The funds will continue to review their disclosures and update them as the impact of the discontinuation of LIBOR becomes more clear.

FOLLOW-UP COMMENT RECEIVED ON 04/03/2020

FROM EDWARD BARTZ

FIDELITY ADVISOR SERIES I (File Nos. 002-84776 and 811-03785)

Fidelity Advisor Floating Rate High Income Fund

POST-EFFECTIVE AMENDMENT NO. 233

FIDELITY SUMMER STREET TRUST (File Nos. 002-58542 and 811-02737)

Fidelity Series Floating Rate High Income Fund

POST-EFFECTIVE AMENDMENT NO. 175

VARIABLE INSURANCE PRODUCTS FUND (File Nos. 002-75010 and 811-03329)

Floating Rate High Income Portfolio

POST-EFFECTIVE AMENDMENT NO. 89

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we explain what percentage of the assets of each of the three funds is linked to LIBOR. Given those percentages, please explain whether the elimination of LIBOR represents a principal risk of the funds based on the definition of principal risk in Item 4 of form N-1A. If not a principal risk, please explain why not and if it is a principal risk, please explain why it is not appropriate to immediately sticker each fund's prospectus rather than waiting to add this risk in each fund's annual update.

R:

As of 3/31/2020, the following respective percentages of the assets of each fund listed below are linked to LIBOR:

o

Fidelity Advisor Floating Rate High Income Fund: 87.14% of the portfolio is linked to LIBOR

o

Fidelity Series Floating Rate High Income Fund: 89.3% of the portfolio is linked to LIBOR

o

VIP: Floating Rate High Income Portfolio:  86.15% of the portfolio is linked to LIBOR

In light of the factors discussed by the SEC staff in its guidance entitled, “Staff Statement on LIBOR Transition,” regarding the impact that the expected discontinuation of LIBOR may have on mutual funds, and “ADI 2019-08 – Improving Principal Risks Disclosure,” regarding the staff’s observations on principal risk disclosures generally, the funds continue to review their disclosures and update them as appropriate. At this time and given each fund’s holdings in instruments that reference LIBOR and current market conditions, each fund has determined to add disclosure regarding LIBOR transition risk to its prospectus as part of its annual update. Nonetheless, given that (1) the funds have not seen a current impact on the value and/or liquidity of their underlying LIBOR-linked holdings associated with the LIBOR transition, and (2) the transition date falls after end 2021 (and, therefore, after each fund’s annual update) the funds do not consider it necessary nor appropriate to immediately sticker their prospectuses at this time.